SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Independent Directors’ Independent Opinions on Proposals regarding the Adjustment of List of Participants and Number of Share Options to Be Granted and the Implementation of Initial Grant under the A Share Option Incentive Scheme	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 8, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Independent Directors’ Independent Opinions on Proposals regarding the Adjustment of List of Participants and Number of Share Options to Be Granted and the Implementation of Initial Grant under the A Share Option Incentive Scheme

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Independent Directors’ Independent Opinions on Proposals regarding the Adjustment of List of Participants and Number of Share Options to Be Granted and the Implementation of Initial Grant under the A Share Option Incentive Scheme published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, January 6, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Sinopec Shanghai Petrochemical Company Limited

Independent Directors’ Independent Opinions on Proposals regarding the Adjustment of List of Participants and Number of Share Options to Be Granted and the Implementation of Initial Grant under the A Share Option Incentive Scheme

In accordance with the relevant provisions of the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Administrative Measures Governing Share Incentive Schemes of Listed Companies (Trial) (the “Administrative Measures Governing Share Incentive Schemes”), the Interim Measures for the Implementation of Share Incentive Schemes by (Domestic) State-controlled Listed Companies (the “Interim Measures for State-controlled Listed Companies”), Memorandums No. 1-3 Regarding Matters of Share Incentive Schemes (“Memorandums No. 1-3”), the Rules Governing the Listing of Securities on Shanghai Stock Exchange (“Shanghai Listing Rules”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”), the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles”) and the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (the “Share Option Incentive Scheme”), we, as the independent directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”), have reviewed the Proposal regarding the Adjustment of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme, the Proposal regarding the Initial Grant under the Share Option Incentive Scheme and the relevant materials, and hereby give on an independent basis our independent opinions on the Company’s proposals regarding the adjustment of the list of participants and the number of A share options to be granted under, and the implementation of, the initial grant of the Share Option Incentive Scheme as follows:

1.	Because there are in total 14 participants under the initial grant whose positions have changed and their positions have ceased to fall into the scope of positions qualified for the initial grant of the Share Option Incentive Scheme after the Share Option Incentive Scheme was reviewed and adopted at the Second Meeting of the Eighth Session of the Board of Directors of the Company, such participants have been removed from the list of participants under the initial grant. We hold that the Company’s adjustments to the list of participants and the number of share options to be granted under the initial grant of the Share Option Incentive Scheme comply with the relevant provisions of the Administrative Measures Governing Share Incentive Schemes, the Interim Measures for State-controlled Listed Companies, Memorandums No. 1-3 and the Company’s Share Option Incentive Scheme. Therefore we unanimously agree that the Company may adjust the list of participants and the number of share options to be granted under the initial grant of share options as follows: the number of participants under the initial grant of share options is adjusted from 228 to 214, and the number of share options to be granted is adjusted from 41,030,000 to 38,760,000.

2.	We hold that the participants determined for the initial grant of the Company’s Share Option Incentive Scheme are in compliance with the relevant provisions of the Administrative Measures Governing Share Incentive Schemes, the Interim Measures for State-controlled Listed Companies, Memorandums No. 1-3 and the Company’s Share Option Incentive Scheme, and all participants on the list of participants fall into the scope of participants under the above laws, regulations and normative documents and are legally and validly qualified as participants in the Company’s Share Option Incentive Scheme; January 6, 2015 (Tuesday), the date determined by the Board of Directors to be the date for the initial grant of the Share Option Incentive Scheme, is incompliance with the Administrative Measures Governing Share Incentive Schemes, Memorandums No. 1-3 and the Company’s Share Option Incentive Scheme’s provisions on grant date; and the initial grant is in compliance with the relevant provisions of the Company’s Share Option Incentive Scheme. Therefore, we unanimously agree that the Company may grant 38,760,000 share options to 214 participants on January 6, 2015.

During the review of the Proposal regarding the Adjustment of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme by the Company’s Board of Directors, the voting procedures were in compliance the relevant provisions of the Company Law and the Articles; as participants under the proposals regarding the initial grant of the Share Option Incentive Scheme, Mr. Wang Zhiqing, Mr. Gao Jinping, Mr. Ye Guohua, Mr. Jin Qiang, and Mr. Guo Xiaojun avoided voting on such proposals in compliance with the requirements of Shanghai Listing Rules, Hong Kong Listing Rules and other normative documents, and therefore the procedures adopted by the Company’s Board of Directors for voting on matters relating to the Share Option Incentive Scheme are legal and valid.

In summary of the foregoing, we unanimously agree that the Company may adjust the list of participants and the number of share options under the initial grant of the Share Option Incentive Scheme and implement the initial grant on January 6, 2015.

(Signature page of Sinopec Shanghai Petrochemical Company Limited Independent Directors’ Independent Opinions on Proposals regarding the Adjustment of List of Participants and Number of Share Options to Be Granted and the Implementation of Initial Grant under the A Share Option Incentive Scheme)

Independent Director of Sinopec Shanghai Petrochemical Company Limited

(Signature)
(Shen Liqiang)	(Jin Mingda)	(Cai Tingji)	(Zhang Yimin)

Date:

(Signature page of Sinopec Shanghai Petrochemical Company Limited Independent Directors’ Independent Opinions on Proposals regarding the Adjustment of List of Participants and Number of Share Options to Be Granted and the Implementation of Initial Grant under the A Share Option Incentive Scheme)

Independent Director of Sinopec Shanghai Petrochemical Company Limited

(Signature)
(Shen Liqiang)	(Jin Mingda)	(Cai Tingji)	(Zhang Yimin)

Date:

(Signature page of Sinopec Shanghai Petrochemical Company Limited Independent Directors’ Independent Opinions on Proposals regarding the Adjustment of List of Participants and Number of Share Options to Be Granted and the Implementation of Initial Grant under the A Share Option Incentive Scheme)

Independent Director of Sinopec Shanghai Petrochemical Company Limited

(Signature)
(Shen Liqiang)	(Jin Mingda)	(Cai Tingji)	(Zhang Yimin)

Date:

(Signature page of Sinopec Shanghai Petrochemical Company Limited Independent Directors’ Independent Opinions on Proposals regarding the Adjustment of List of Participants and Number of Share Options to Be Granted and the Implementation of Initial Grant under the A Share Option Incentive Scheme)

Independent Director of Sinopec Shanghai Petrochemical Company Limited

(Signature)
(Shen Liqiang)	(Jin Mingda)	(Cai Tingji)	(Zhang Yimin)

Date:

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